Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FLOLiO, Inc.
2300 LILY LN
GLENVIEW, IL 60026
https://flolio.com/

Up to $1,234,998.60 in Common Stock at $3.30
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FLOLiO, Inc.
Address: 2300 LILY LN, GLENVIEW, IL 60026
State of Incorporation: DE
Date Incorporated: July 01, 2021

Terms:

Equity

Offering Minimum: $14,998.50 | 4,545 shares of Common Stock
Offering Maximum: $1,234,998.60 | 374,242 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.30
Minimum Investment Amount (per investor): $297.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first 24 hours and receive additional 17% bonus shares.

Early Bird Bonus

Invest within the first 72 hours and receive additional 12% bonus shares.

Amount-Based Perks:

$500 | Tier 1

Invest $500 and receive 5% Bonus Shares.

$2,000 | Tier 2

Invest $2,000 and receive 10% Bonus Shares.

$5,000 | Tier 3

Invest $5,000 and receive 15% Bonus Shares.

$10,000 | Tier 4

Invest $10,000 and receive 20% Bonus Shares + Access to the quarterly internal investor update and a 1 on 1 call with the Founders.

$25,000 | Tier 5

Invest $25,000 and receive 25% Bonus Shares + Access to the quarterly internal investor update and a 1 on 1 call with the Founders and a Premium Access to the future Tokenized offers that are on FLOLiO's Roadmap.

Loyalty Bonus:

FLOLiO will offer 5% bonus shares for existing customers and previous investors.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FLOLiO, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $330. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

FLOLiO, Inc. ("FLOLiO" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. FLOLiO is an NFT/Digital Asset Ecosystem where users can get the most complete and accurate view of their portfolio. FLOLiO has developed and aggregated useful metrics and tools that give our users valuable insights to make impactful trading decisions. The other aspects of the FLOLiO Ecosystem involve Creators, Affiliates and other builders wherein they can expose their project/domain expertise/platform to new communities. FLOLiO's API and innovative Performance Marketing mechanisms give the Web3 leaders of tomorrow a place to efficiently grow their holders, users and audiences.

FLOLiO has data for 4,700 collections and over 50 million digital assets listed on its platform. These digital assets and collections are on the Ethereum, Flow and Polygon chains, with expansion into Solana coming later this year. We have 3 different valuation models for all these NFTs: Collection Floor, Trair Floor and Fair Market Value. FLOLiO's Browser Extension available on Chrome, FireFox, Mozilla and Edge allows our users to see advanced analytics on native pages like OpenSea and Coinbase NFT. We've aggregated other useful features like Collection data every 15 minutes, Customizable lists, and an Asset Analyzer tool that allows our users to trade intelligently. Our 2 revenue streams (API and Performance Marketing) are geared towards those Creators and Affiliates already making money in the space and need next gen tech to continue to grow their projects. FLOLiO, Inc. is in the pre-revenue stage of development. FLOLiO owns all of the IP within their platform.

Competitors and Industry

We are targeting all NFT owners but also using our content, team and platform to help incentivize influencers and affiliates to help educate and onboard new users into the space. We believe the most exciting part of Web3 is how it is revolutionizing several different industries i.e. fashion, art, sports, music and entertainment. Web3 market size is expected to reach $81.5 Billion in 2030 and grow at an estimated CAGR of 43.7%. With new and existing brands jumping into Web3 markets, affiliate marketing is a key element to brand awareness and revenue generation as is commonly used in Web2. Spending in the US on affiliate marketing is projected to reach $8.2 Billion this year, up from $5.4 billion in 2017. The affiliate marketing industry is over $12 Billion and with FLOLiO able to track affiliate conversions on-chain we have the potential to capture market share. Our new tokenized lifestyle allows never before seen access and shared incentives into the hobbies and passions so many people possess. The same mass adoption in cryptocurrency is and will continue to come in the form of NFTs as these digital assets are the next utility form of value from a decentralized economy.

Zapper - is an asset management platform for DeFi and has raised $17M. FLOLiO has more accurate valuations of assets than Zapper does because Zapper does not take into account the Trait Floor pricing of assets.

NFTGo - is a data aggregation platform for Web3 and has raised $6.9M. FLOLiO has hundreds more collections than NFTGo so our target audience is larger and that audience will get a broader, more complete view of all the collections they own NFTs within.

Cultos - is a Web3 platform that rewards users for promoting their favorite brands on social media and has raised $5M. Cultos supports creators but only in the form of token launch whereas FLOLiO's Performance Marketing technology takes the Web2 tech of Rakuten and IBotta and revolutionalizes that for the on-chain Web3 world.

Current Stage and Roadmap

FLOLiO is growing even amidst tough market conditions. Since inception, FLOLiO has grown to amass over 1,400 Linked Accounts that hold over 690 Million NFTs. We believe early investors have an opportunity to join a company that is set up to grow and scale. FLOLiO's Roadmap includes the continued expansion onto other thriving blockchains wherein our Performance Marketing product can be used by growing creators and brands. Our platform already supports Ethereum, but is soon expanding to include Polygon, Solana and FLOW which is set to be live and in production by Q1 of 2023. FLOLiO can be successful by continuing to grow our user base and AUM which will yield future fundraising rounds. Given the growth and progress already, FLOLiO has the potential to attract dynamic talent all around the world which will help augment it's already diverse and experienced team.

The Team

Officers and Directors

Name: Christopher Nicolau

Christopher Nicolau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Co-Founder
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Responsible for fundraising and partnerships. Overseeing internal teams within accounting, HR & legal. Currently does not take a salary. Owns 6M Common Stock.

Other business experience in the past three years:

- **Employer:** Leafy DOC
  Title: Founder & Advisor
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Providing strategic direction for scaling national operations.

Name: Mikhail Reznik

Mikhail Reznik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Director and CFO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Responsible for delivering technology solutions, onboarding customers and daily management of the technology and customer success teams. Currently does not take a salary. Owns 4M Common Stock.

Other business experience in the past three years:

- **Employer:** Leafy DOC
  Title: Founder & Advisor
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Providing strategic direction for scaling national operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC

limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in its industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering and may close on any investments that are made once the minimum amount is reached. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FLOLiO, Inc. was formed on July 1, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FLOLiO, Inc. has incurred

a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that NFT/Digital Asset Ecosystem is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COMPANY NAME or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COMPANY NAME could harm our reputation and materially negatively impact our financial condition and business.

This investment is inherently risky
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business.
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of other blockchain assets to fluctuate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Nicolau	6,000,000	Common Stock	60.0%
Mikhail Reznik	4,000,000	Common Stock	40.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 374,242 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

**The total amount outstanding <u>does not</u> include 1,111,000 shares to be issued pursuant to options reserved but unissued.*

SAFE

The security will convert into Equity and the terms of the SAFE are outlined below:

Amount outstanding: $87,000.00
Maturity Date: February 02, 2022
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $87,000.00
  Use of proceeds: Technology Development.
  Date: February 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,000,000
  Use of proceeds: Founder Equity
  Date: July 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founders Equity
  Date: July 15, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate the business for the next 12 months without generating revenue. If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $20,000 for expenses related to [development, salaries, marketing.]. The company has experienced this burn rate for the majority of 2022 which is made up primarily of development costs and employee/contractor compensation to build the FLOLiO technology stack. FLOLiO intends to use the proceeds of this fundraise to increase its team and product offerings so this burn rate could increase at the direction of FLOLiO's management team. FLOLiO intends to develop with the underlying purpose of growing revenue so FLOLiO expects that while the expenses may increase, so will the revenue and profits as well. Potential challenges are that increasing development and product offerings do not necessarily increase revenue and profits.

Foreseeable major expenses based on projections:

Based on our projections the company does not expect major expenses. The company expects to use the proceeds to continue progress and expand the team in order to achieve growth goals.

Future operational challenges:

The digital asset market is constantly evolving, the company understands that there is a need to stay nimble and develop technology in an efficient manner that allows the company to constantly service its users in the best and most valuable ways possible.

Future challenges related to capital resources:

The company does not expect any major challenges with capital resources. The company expects that either/both the funding and revenue generation will allow the company to continue to expand and grow.

Future milestones and events:

The company expects the creator features starting with the performance marketing platform to help grow and scale the ecosystem and make the company revenue-generating.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2022, the Company has capital resources available in the form of a capital contribution in the amount of $125,000, and $30,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $20,000 for expenses related to [development, salaries, marketing.]. The company has experienced this burn rate for the majority of 2022 which is made up primarily of development costs and employee/contractor compensation to build the FLOLiO technology stack. FLOLiO intends to use the proceeds of this fundraise to increase it's team and product offerings so this burn rate could increase at the direction of FLOLiO's management team. FLOLiO intends to develop with the underlying purpose of growing revenue so FLOLiO expects that while the expenses may increase, so will the revenue and profits as well. Potential challenges are that increasing develop and prodcut offerings do not necessarily increase revenue and profits.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4.5 years. This is based on a current monthly burn rate of $20,000 for expenses related to development, salaries, marketing. The company has experienced this burn rate for the majority of 2022 which is made up primarily of development costs and employee/contractor compensation to build the FLOLiO technology stack. FLOLiO intends to use the proceeds of this fundraise to increase it's team and product offerings so this burn rate could increase at the direction of FLOLiO's management team. FLOLiO intends to develop with the underlying purpose of growing revenue so FLOLiO expects that while the expenses may increase, so will the revenue and profits as well. Potential challenges are that increasing develop and prodcut offerings do not necessarily increase revenue and profits.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including SAFE offering. Raising $500,000 at $8,000,000 Valuation Cap with an 80% Discount.

Indebtedness

- **Creditor:** Christopher Nicolau

Amount Owed: $5,000.00
Interest Rate: 1.73%
Maturity Date: September 13, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $25,000.00
  Interest Rate: 1.74%
  Maturity Date: October 14, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $10,000.00
  Interest Rate: 1.74%
  Maturity Date: October 20, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $25,000.00
  Interest Rate: 1.74%
  Maturity Date: October 21, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $15,000.00
  Interest Rate: 1.74%
  Maturity Date: October 28, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $8,000.00
  Interest Rate: 1.86%
  Maturity Date: November 22, 2031

- **Creditor:** Christopher Nicolau
  Amount Owed: $100,000.00
  Interest Rate: 1.9%
  Maturity Date: December 10, 2031

- **Creditor:** Mikhail Reznik
  Amount Owed: $26,615.47
  Interest Rate: 1.89%
  Maturity Date: August 31, 2031

- **Creditor:** Mikhail Reznik
  Amount Owed: $5,000.00
  Interest Rate: 1.73%
  Maturity Date: September 09, 2031

Related Party Transactions

- **Name of Entity:** Christopher Nicolau
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Unsecured Promissory Note
  Material Terms: Unsecured Promissory Note totaling $188,000 with interest rates ranging from 1.73-1.9%. The first date incurred being 9/13/2021 and the last date incurred being 12/10/21 The Borrower shall repay all accrued and unpaid interest on this Note together with the Principal Amount on the earlier of: the ten (10) year anniversary of the date hereof or a Sale Event.

- **Name of Entity:** Mikhail Reznik
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Unsecured Promissory Note
  Material Terms: Unsecured Promissory Note totaling $31,615.47 with interest rates ranging from 1.73-1.89%. The first date incurred being 8/31/2021 and the last date incurred being 9/09/21 The Borrower shall repay all accrued and unpaid interest on this Note together with the Principal Amount on the earlier of: the ten (10) year anniversary of the date hereof or a Sale Event.

Valuation

Pre-Money Valuation: $33,000,000.00

Valuation Details:

FLOLiO, Inc. ("FLOLiO" or the "Company") determined its valuation based on an analysis of multiple factors.

First, the company completed a review of similarly situated companies that previously raised money during seed rounds. For example, one competitor in the marketplace is hang.xyz, who announced a $16M Series A for a Web3 membership and loyalty platform for brands to interact with their customers The hang.xyz value proposition is to launch loyalty and membership NFTs for Web2 brands. Given that VCs typically take ~20% equity in funding rounds, that puts the company valuation at around $65M.

FLOLiO is a layer on top of companies like hang.xyz because FLOLiO has the ability to support both Web2 and Web3 brands and can offer more growth opportunities beyond just the release of NFTs. FLOLiO allows Web2 and Web3 brands to connect with Affiliates to drive added reach and sales to both existing and new audiences. FLOLiO has the potential to scale and service the $12B global Affiliate marketing space by enabling brands to track reach and sales from Affiliate networks using the FLOLiO proprietary on-chain listening and tracking mechanisms. Instituting a conservative projection of FLOLiOs SAM, we feel our valuation of $33M is incredibly fair, and most likely conservative, given our plans for growth. The $33M valuation is half of hang.xyz valuation, as such, we believe that FLOLiO's is reasonable.

The company completed a review of other similarly situated companies in the Web2

Affiliate space such as Tribe Group https://www.tribegroup.co/. Tribe connects brands, such as Mcdonald's, Lego, Olay, and Nespresso to Affiliates and has raised $12.3M in funding. The tribegrouo.co value proposition is to allow brands to launch social media campaigns through Affiliates with social media tracking capabilities. Given that VCs typically take ~20% equity in funding rounds, that puts the company valuation at around $50M . We believe FLOLiO has an expanded value proposition by also enabling Web2 and Web3 brands to connect with Affiliates to drive added brand awareness, reach and sales to their digital assets along with tracking the performance of the Affiliates in terms of sales and other desired behaviors. The $33M valuation is significantly less than that of Tribe's valuation, as such, we believe that FLOLiO's is reasonable.

The company completed a review of the NFT portfolio management platform Evaluate Market https://evaluate.market/ who announced a $4M Seed Round. Evaluate Market provides users the ability to connect their wallets and see the value of their holdings based on the Collection floor price. Given that VCs typically take ~20% equity in funding rounds, that puts the company valuation at around $16M. FLOLiO is a unique NFT ecosystem that has aggregated lots of different features and data aiming to provide actionable value to all different types of digital asset interactions. Their initial value proposition is offering NFT owners 3 different types of valuation models: Collection Floor, Trait Floor, and Fair Market Value.

The combination of FLOLiO's core team being NFT owners themselves in addition to extensive market research amongst thousands of other holders across thousands of other collections. FLOLiO has determined there are many cases where using the Collection Floor, like Evaluate Market is doing, is not a valuable metric. Additionally, users can find information about over 4,700 NFT Collections, NFT Drops, Rarity Rankings, market data, transactional data and lots more. This more accurate portfolio tracking feature along with all the aforementioned features places FLOLiO in a strong position to capture Collector/Consumer market share in addition to the aforementioned value prop FLOLiO offers brands/creators. We believe FLOLiO's value of providing vast Web3 functionality and performance marketing capabilities for both creators, affiliates and collectors is superior and caters to a broader audience/customer base which substantiates FLOLiO’s $33M valuation.

The $33M valuation is based on having a portfolio management solution similar to evaluate.market, additionally, having built a performance marketing platform that our competitor does not possess. We believe our Web3 performance marketing solution provides at least 3x the value of the evaluate.market platform.

The Company determined its pre-money valuation internally without a formal, third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have not considered 1,111,000 shares to be issued pursuant to options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  40.0%
  We will use 40% of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Community Management, Office and Administration. Wages to be commensurate with training, experience and position.

- *Working Capital*
  5.0%
  We will use 5% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- *Advertising and Non-Labor*
  24.5%
  We will use 15.5% of the funds for advertising and technology hosting and maintenance-related expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flolio.com/ (https://flolio.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flolio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FLOLiO, Inc.

[See attached]

FLOLiO, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short year ended December 31, 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FLOLiO, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	70,911
Total Current Assets	70,911
Non-current Assets	
Intangible Assets: Software	156,622
Total Non-Current Assets	156,622
TOTAL ASSETS	227,533
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accrued Interest	604
Accounts Payable	3,495
Total Current Liabilities	4,098
Long-term Liabilities	
Notes Payable - Relates Parties	219,615
Total Long-Term Liabilities	219,615
TOTAL LIABILITIES	223,714
EQUITY	
Common Stock	10
Additional Paid in Capital	33,339
Accumulated Deficit	(29,529)
Total Equity	3,820
TOTAL LIABILITIES AND EQUITY	227,533

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	2,287
General and Administrative	8,031
Research and Development	18,608
Total Operating Expenses	(28,926)
Operating Income (loss)	(28,926)
Other Expense	
Interest Expense	604
Total Other Expense	(604)
Provision for Income Tax	-
Net Income (loss)	(29,529)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(29,529)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest	604
Accounts Payable	3,495
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,098
Net Cash provided by (used in) Operating Activities	(25,431)
INVESTING ACTIVITIES	
Software	(156,622)
Net Cash provided by (used by) Investing Activities	(156,622)
FINANCING ACTIVITIES	
Common Stock	10
Notes Payable – Related Parties	219,615
Additional Paid-in-Capital	33,339
Net Cash provided by (used in) Financing Activities	252,965
Cash at the beginning of period	-
Net Cash increase (decrease) for period	70,911
Cash at end of period	70,911

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at Inception (7/1/21)	-	-	-	-	-
Issuance of Common Stock	1,000	10	-	-	10
Additional Paid in Capital	-	-	33,339	-	33,339
Net Income (Loss)	-	-	-	(29,529)	(29,529)
Ending Balance 12/31/2021	1,000	10	33,339	(29,529)	3,820

FLOLiO, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FLOLiO, Inc ("the Company") was formed in Delaware on July 1st, 2021. The company is an NFT/Digital Asset Ecosystem where users can get the most complete and accurate view of their portfolio. FLOLiO has developed and aggregated useful metrics and tools that give our users valuable insights to make impactful trading decisions. The other aspects of the FLOLiO Ecosystem involve creators, affiliates and other builders wherein they can expose their project/domain expertise/platform to new communities. FLOLiO API and innovative performance marketing mechanisms give the Web3 leaders of tomorrow a place to efficiently grow their holders, users, and audiences. The company launched the analytics and NFT portfolio management solution across chains and marketplaces. The company plans to earn revenue by charging for the use of the digital asset performance marketing solution that connects creators to affiliates leveraging our Web3 tracking technology as well as it's data API. The Company's headquarters is in Chicago, Illinois. The Company's customers are located across the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. The Company's software was not substantially complete in 2021, and thus not amortized until substantially complete in mid-March 2022. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into several unsecured promissory note agreements with founders of the Company for the purposes of funding operations. The interest on the notes varies from 1.73% to 1.9%. The amounts accrue interest per annum compounded yearly and shall accrue on the applicable portion of the outstanding principal amount. The borrower shall repay all accrued and unpaid interest on this note together with the principal amount on the earlier of the ten year anniversary of the date of agreements in 2021 or a sale event. The Company had accrued interest and had total loan balances as of December 31st, 2021 of $603.63 and $219,615, respectively.

See Note 7 – Subsequent Events disclosure for information related to SAFE agreement issued to the brother of a founder.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions disclosure for details of unsecured promissory notes made by the founders.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$219,615
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,500 of common shares with a par value of $0.01 per share. 1,000 shares were issued and outstanding as of 2021

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2021, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2022, the date these financial statements were available to be issued.

The company did a stock split of 10,000-for-1 and increased the number of authorized shares of common stock of the Corporation from 1,500 shares of common stock at a par value $0.01 per share to 15,000,000 shares of common stock at a par value $0.0001 per share. The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties in exchange for $72,000. The Company also entered into a SAFE Agreement with the brother of a founder in exchange for $15,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M.

The Company agreed on a stock option and grant plan, which set aside 1,111,000 common shares or 10% of all authorized stock in an equity option pool.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FLOLiO is not live or open to the public at this moment.

FLOLiO

Wisdom Within Web3 Show More

Website DATA/ANALYTICS

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FLOLiO
Wisdom
Within
Web3

Invest Now
$3.30 Per Share

RAISED $0.00

INVESTORS 0

MIN INVEST $297.00

VALUATION $33M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.

- The global market for NFTs has exploded in recent years, hitting $22B in 2021 (source), and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space (source).

- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

OVERVIEW

An NFT Ecosystem

Where Creators and Collectors Connect

From its inception, FLOLiO was designed to be the go-to valuation tool by marrying unique Data Science models with innovative Data Architecture strategies. However, our journey has created a much larger and more insightful, interactive ecosystem. FLOLiO's landscape has now expanded to the Creator side, wherein these NFT Projects who are now being run like start-up businesses, can finally arm themselves with proper web3 marketing tools that can efficiently grow their sales and reach.


Our Journey and Growth
Assets Linked in FLOLiO
$500M
$250M
YOU ARE HERE
2021
2022
2023
Market Research, Multiple Products & Scalable Infrastructure Construction
Several Consumer Products Launch
Performance Marketing
Expansive Creator Toolset

THE PROBLEM & OUR SOLUTION

What do I own and what is it worth?

In recent years, the NFT market has experienced rapid evolution and expansion, and that has caused a myriad of issues and complexities. As NFT owners ourselves, in our opinion, we've experienced varying valuation discrepancies coupled with massive fragmentation problems as NFTs are spread across an ever-growing digital environment.



The NFT Owner Problem
NFTs are spread across multiple marketplaces, blockchains and metaverses
No one tool to aggregate and simplify holdings and valuations
which means...
There is a massive FRAGMENTATION & VALUATION PROBLEM amidst tens of billions of dollars of digital assets

In order to address these shortcomings and make the marketplace more equitable for all involved, FLOLiO implements multi-chain integrations, and uses a trifecta of valuation models - Collection Floor, Trait Floor, and Fair Market Value - helping traders gain a better understanding of their holdings and make actionable, informed decisions around their portfolio.



FLOLiO Offers Floor, Trait Floor & Fair Market Values
For The Most NFTs In The Market—Updated Everyday!
Trait Floor Value
243.5ETH 170.68%
Floor Value
165.22ETH 23.54%
FMV Value
$583,200 +14.40%

**The above graphic displays an example of possible Trait Floor Value, Floor Value, and FMV Value. The graphic does not show statistics for a specific collection/digital asset.*

We believe Emerging Web3 Brands and Creators need new types of tools to grow their sales and reach.

NFT Creators are experiencing issues in this rapidly growing market as well.


The NFT Market Has Grown So Fast, We Believe:
Creators Haven't Been Properly Resourced
1
Creators cannot efficiently connect with affiliates to reach new audiences
2
There are no Web3 on-chain performance marketing tools
3
There is no way to incentivize loyal supporters to become sales or brand ambassadors

FLOLiO's on-chain web3 Performance Marketing technology helps Creators and Brands efficiently grow their exposure. FLOLiO has created a unique push-pull ecosystem that we believe benefits everyone within the web3 world.


FLOLiO Aims For Creators To Maximize Their Selling
Through The Power Of Royalty Sharing
Creators
• Onboard & find new affiliates
• Affiliates go through approvals to then amplify creator projects
• FLOLiO automates royalty sharing
Affiliates
• Find & apply to work w/Creators
• Design custom campaigns & generate referral $
• Affiliates monetize hard earned networks
Collectors
• Discover new creators through trusted brand ambassadors
• Earn CashBack on all NFT purchases

THE MARKET & OUR TRACTION

Thriving Amidst Tough Market Conditions

Since launching in 2021, FLOLiO has worked intensely to grow all aspects of our offerings, value-adds, and network. FLOLiO has a Browser Extension on Chrome, Firefox, Edge, and Safari which allows users to access our advanced analytics on native pages like OpenSea and Coinbase NFT.


OpenSea
Bored Ape Yacht Club

FLOLiO houses over 4,700 collections and our users have linked their digital wallets with a total value of over $500M worth of NFTs. FLOLiO continues to establish strong relationships with investors and influential people and projects through their active and engaging social media platforms and weekly web3 podcast.

FLOLiO created a consumer product that generates valuable insight and integrates well within the industry and has subsequently been able to establish a unique revenue stream with its web3 Performance Marketing tool. FLOLiO is actively earning revenue by collecting a commission on affiliate and influencer sales.


Business Model
Affiliates
Conversion
%
Creator/Brand
Sales & Royalties
Collectors
CashBack
%
%

WHY INVEST

Be One of The Web3 Leaders of Tomorrow

Given our progressive trajectory, we believe that our company will continue to produce incredible results for our consumers and investors alike. We aim for our early investors to be part of a dynamic company and we're ready to welcome anyone that wants to step in and scale with us.


Massive and exploding TAM
NFT Market by 2025
TAM
$8T
NFTs traded on FLOLiO supported chains
SAM
$4T
5% of our SAM
SOM
$200B

With support from fundraising, we are excited to augment our team with new talent, add even more intuitive trading features to our software, and expand opportunities for users across web3. Join us in defining the future of digital assets by investing today.

ABOUT

HEADQUARTERS
2300 LILY LN
GLENVIEW, IL 60026

VALUATION
$33M

FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

TEAM



Christopher Nicolau
Co-Founder/CEO

Sales and Marketing background has been deployed in several different businesses in varying industries. Skillful in generating revenue, increasing sales, legal oversight, branding & strategy. Co-Founded a successful telehealth company.



Mikhail Reznik
Co-Founder/Head of Technology

Large enterprise software technology entrepreneur with Big Four Public Accounting experience. Co-founded an ERP consulting firm implementing Microsoft enterprise solutions. Co-founder of a Hyperledger small business lending & factoring solution with a securitization marketplace. Co-Founded a successful telehealth company. Received an MBA from University of Chicago.



Preetham Chandra
Head of Engineering

Computer science graduate from NIE (Mysore, India). Worked for IBM for 4 years. Co-founded cutting edge technology consulting firm. Leads various initiatives for tech innovation, product architecture, scalable & reusable product development.



Ovesh Dhanga
Head of Product

Worked w/ one of the world's largest automotive companies in R&D function for ~13 years. Co-founded cutting edge technology consulting firm. Highly skilled within business processes, finances and growth strategies. Has been propelling growth in corporate business and operational experience with a genuine enthusiasm for exploring all options to discover new efficiencies.



Jeremy Weber
Head of Partnerships

NFT early adopter, business owner with experience in client acquisition, retention and community growth BS, Personal Financial Planning, University of Missouri.



Daniël van de Laak
Head of Community

Multiple years of professional community management. Administrator of the official Rocket League Discord in collaboration with Psyonix and Epic Games. Background in customer service, help desk and technical support under Apple and Quality Contacts. Successful NFT investor.

TERMS

FLOLiO

Overview

PRICE PER SHARE
$3.30

VALUATION
$33M

DEADLINE
Feb 8, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$297.00

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.60

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,545

MAX NUMBER OF SHARES OFFERED
374,242

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company	:	**FLOLiO, Inc.**
Corporate Address	:	**2300 LILY LN, GLENVIEW, IL 60026**
Offering Minimum	:	**$14,998.50**
Offering Maximum	:	**$1,234,998.60**
Minimum Investment Amount (per investor)	:	**$297.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**4,545**
Maximum Number of Shares Offered	:	**374,242**
Price per Share	:	**$3.30**
Pre-Money Valuation	:	**$33,000,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first 24 hours and receive additional 17% bonus shares.

Early Bird Bonus

Invest within the first 72 hours and receive additional 12% bonus shares.

Amount-Based Perks:

$500 | Tier 1

Invest $500 and receive 5% Bonus Shares.

$2,000 | Tier 2

Invest $2,000 and receive 10% Bonus Shares.

$5,000 | Tier 3

Invest $5,000 and receive 15% Bonus Shares.

$10,000 | Tier 4

Invest $10,000 and receive 20% Bonus Shares + Access to the quarterly internal investor update and a 1 on 1 call with the Founders.

$25,000 | Tier 5

Invest $25,000 and receive 25% Bonus Shares + Access to the quarterly internal investor update and a 1 on 1 call with the Founders and a Premium Access to the future Tokenized offers that are on FLOLiO's Roadmap.

Loyalty Bonus:

FLOLiO will offer 5% bonus shares for existing customers and previous investors.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

FLOLiO, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.30 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $330. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

PRESS

Business Wire

New NFT Platform FLOLiO offers users most accurate portfolio valuations & more.

View Article

Show More Press

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HOW INVESTING WORKS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing

FLOLiO

The NFT ecosystem

where everyone wins

FLOLiO Supports....

Creators Affiliates Collectors

Creators

Launch Your own Partner Programs

Connect with Affiliates

Track Affiliate-Driven Sales

Affiliates

Discover Amazing Web3 Projects & Brands

Utilize Dynamic Marketing Automation

Tack Your Community Engagement

Collectors

Earn Rewards on NFT Purchases

and so much more...

Porfolio Tracking

News, Events & Drops Intel

Trending Project Data

3 Valuation Models - Collection Floor - Trait Floor - Fair Market Value

Crypto Pricing & Market Moves

Customizable & Shareable Lists

Data-Driven Comparison Tool

Project & NFT Advanced Analytics

A Browser Extension for Chrome, Mozilla, Firefox, Safari & Edge

Web3 Education

Everyone Wins in the FLOLiO Ecosystem

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FLOLIO, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

FLOLiO, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. That the name of this corporation is FLOLiO, Inc. (the "**Corporation**"). The Corporation was originally incorporated under such name. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on July 1, 2021 (the "**Existing Certificate**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Existing Certificate, declaring said amendment and restatement to be advisable and in the best interests of this Corporation.

3. That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted to effect a stock split of 1-for-10,000 to multiply the number of authorized and outstanding shares.

4. That this Amended and Restated Certificate of Incorporation restates and amends the Existing Certificate in its entirety.

RESOLVED, that the Existing Certificate of this corporation be amended and restated in its entirety as follows:

FIRST: The name of the Corporation is FLOLiO, Inc. (the "**Corporation**").

SECOND: The address of its registered office in the state of Delaware is InCorp Services, Inc., 919 North Market Street, Suite 950, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is InCorp Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware (the "**DGCL**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Fifteen Million (15,000,000) shares of Common Stock, par value $0.0001 per share ("**Common Stock**").

FIFTH: In furtherance and not in limitation of the powers conferred by the state of Delaware:

1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its board of directors (the "**Board**"). The number of directors which shall

constitute the whole Board shall be fixed by, or in the manner provided in, the Corporation's bylaws (the "**Bylaws**"). No election of directors need be by written ballot unless the Bylaws shall so provide.

2. The Board is expressly authorized to adopt, amend or repeal the Bylaws.

3. Meetings of stockholders may be held within or without the state of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in applicable statutes) at such place within or without the state of Delaware as the Bylaws may provide or as may be designated from time to time by the Board.

<u>SIXTH:</u> Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Any amendment, repeal or modification of the foregoing provisions of this Article SIXTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

<u>SEVENTH:</u> To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended

to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EIGHTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL, as from time to time in effect or any successor provision thereto.

NINTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the state of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article NINTH.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article TENTH shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article TENTH (including each portion of any sentence of this Article TENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

* * *

5. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

6. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[*Remainder of Page is Intentionally Left Blank; Signature Page Follows*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of February, 2022.

DocuSigned by:

F2622DC88601488...

Christopher Nicolau
President

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 26 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit
REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Team
Justin Andrews:Chief Executive Officer & Co-Founder, LinkedIn
Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Tokki
Tokki | *Tech-Enabled Sustainable Gifting*
www.tokki.com

Description of Business

Paired with our gift bags made out of recycled water bottles, Tokki Eco-Gifting Sets (QR card + gift bag) are designed to be reused over and over, reducing waste with each gift given. Our secret sauce is our unique digital + physical gifting experience, which is why we have 10 patents filed and pending to protect our intellectual property. We launched our core product line in June of 2022 on Tokki.com, and have since achieved distribution with over 260 independent retailers across the country.

Reasons to Invest

- INTELLECTUAL PROPERTY: Tokki is reinventing gifting by combining reusable gift bags with a proprietary digital QR Card experience that can be added to over and over (endlessly!). We make it easy for gift-givers to create and attach personalized photo/video cards to their gift bags – right from their smart phones (no app required). To protect this unique intellectual property, Tokki has 10 patents filed and pending in the United States, Europe, Canada, China, Japan, Korea, and Australia. We believe our portfolio of patents forms a protective moat around our current product and future innovations.
- MOMENTUM IN LARGE MARKET RIPE FOR INNOVATION: The average American gives 8 gifts a year, and 1 in 3 is looking for a more eco-friendly alternative. Gift wrap and greeting cards are a $35 billion dollar market that we feel is ripe for innovation – and we believe that the response to Tokki from retailers large and small shows that they agree. Since launching our core product line just this summer, we opened over 260 new accounts across the country and became an approved vendor for an international, publicly traded retailer for the 2023 holiday season.*
- WORLD CLASS TEAM: Tokki's Executive Team brings deep experience in consumer tech and brand building as well as direct relationships with leaders at national retailers such as Nordstrom, Sephora, Ulta, Anthropologie, Target, Costco, and more. Our CEO/Founder, Jane Park, started her consumer career at BCG working with Fortune 100 companies, and then led innovation at Starbucks before founding and successfully exiting Julep, the first online social beauty brand, to Warburg Pincus. Jane Park has appeared on-air at QVC, and her leadership recognitions include: Geekwire Startup CEO of the Year, Goldman Sachs' "Most Intriguing Entrepreneur of the Year," Elle Magazine's "Women in Tech, " and Puget Sound Business Journal's "40 Under 40 All Stars."

Team
Jane Park: CEO & Founder, LinkedIn
Taylor Hoit: CTO, COO, & Co-Founder, LinkedIn

Envirosult
Envirosult | *A brighter and safer future for water and our environment*
https://envirosult.com/

Description of Business
Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team
Michael Green: CEO, LinkedIn
Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO
FLOLiO | *Wisdom Within Web3*
https://flolio.com/

Description of Business
FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.
- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

KeeperAI

KeeperAI | *Be You. Connect With Authenticity.*

https://keeperai.com/

Description of Business

KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.
- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team

Vishal Ahluwalia: CEO & Founder, LinkedIn

Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle

Phizzle | *Data Integrity for the Pharmaceutical Industry*

https://www.phizzle.com/

Description of Business

Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

MVP Kids
MVP Kids | *Children's Entertainment Multi-Media Platform*
MVPKids.com

Description of Business
MVP Kids is a growing multimedia brand, dedicated to building a purposeful family entertainment platform focused on children's journey to character. We

through their personal character development journey.

Reasons to Invest

- MVP Kids reached MILLIONS of families nationwide in 2022 thru Chick-fil-a kids meals, with another CFA kids' meal promotion set for 2023. Additionally, we have received a $100K opening order from Costco set to hit shelves in 2023.
- Offerings created by MVP Kids target multiple verticals within the industry for children's products, which is estimated to be worth nearly $1T. Our immediate addressable market includes the $700B television, streaming, and video sector, the $230B mobile apps, toys, and games category, the $30B publishing market, as well as the $8B educational curriculum segment.
- Our creative team features its own MVP cast of passionate professionals from a wide range of backgrounds and expertise – including mental health advocates, writers, illustrators, developers, educators, homeschool experts, designers, championship athletes, and translators. Our team includes award-winning entertainment industry veterans John Semper, Jr., Jim Castle, and Jim Jinkins whose works have been featured in a host of iconic kids movie and television productions.

Team
Mel Sauder: President, Founder, & Director, LinkedIn
John Semper: MVPKids.TV President & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one

Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.

- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers
FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firediscookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.

loyalty and high-quality standards.

- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.
- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business

the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn

The Brag House

The Brag House | *Welcome to Brag House*

https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team

Lavell J. Malloy II: Chief Executive Officer, LinkedIn

Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club

Clear Club | *Affordable & Custom Dental Guards*

https://clearclub.com/

Description of Business

ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their

recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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